Exhibit 10.10

May 15, 2014

Ms. Jeryl Lynn Hilleman

[Home Address]

Re:	Employment Offer

Dear Jeryl:

Intersect ENT, Inc. (the “Company”) is pleased to offer you employment on the following terms:

Position. Your initial title will be Chief Financial Officer and you will report directly to me. You will be based in our 1555 Adams Drive, Menlo Park, CA 94025 site. Of course, the Company may change your position, duties, and work location from time to time in its discretion.

Cash Compensation. This is an exempt, full-time position and your starting base pay will be $335,000 per year, less payroll deductions and all required withholdings. You will be paid every other week, on Fridays. On an annual basis during the term of your employment with the Company, the Company will consider granting you an annual increase in your base salary. The Company may change compensation from time to time at its discretion.

You will be eligible to participate in our 2014 Company performance bonus, with a target amount equal to 25% of your 2014 bonus-eligible earnings.

In addition, and subject to your starting work on or before June 4, 2014, the Company will pay you a lump sum cash signing bonus of $25,000, subject to applicable tax withholdings. The signing bonus will be paid not later than the first full payroll cycle after your start date. If your employment with the Company ends voluntarily or for Cause (as defined below) within the first twelve (12) months after your start date, you will be required to repay a pro-rata amount of the after tax value of the signing bonus, based on the number of days you were not actually employed during such period.

Employee Benefits. You will be eligible to participate in a number of Company-sponsored benefits including medical, dental, and vision insurance, life and AD&D insurance, long term disability insurance, flexible spending plan, employee assistance program, travel assistance plan (these are effective the 1st day of the month following your date of hire), 401K, personal time off of 5 weeks per year, and holidays. Details about these benefit plans are available for your review. The Company may change benefits from time to time at its discretion.

Stock Options. Subject to and following approval by the Company’s Board of Directors (the “Board”), the Company shall grant you an option to purchase 700,000 shares of the Company’s common stock at the fair market value as determined by the Board as of the date of grant (the “Option”). The Option will be subject to the terms and conditions of the Company’s 2013 Equity Incentive Plan (the “Plan”) and your grant agreement. Your grant agreement will include a four year vesting schedule, under which 25% of your Option will vest 12 months after the first day of your employment and 1/48th of the total will vest monthly over the next three years, until either the Option is fully vested or your employment ends, whichever occurs first.

Policies and Procedures. As a condition of your employment, you will be required to abide by the Company’s policies and procedures, as may be in effect from time to time, including but not limited to the Company’s Employee Handbook, as it may be adopted and modified from time to time.

In your work for the Company, you will be expected not to make unauthorized use or disclosure of any confidential information or materials, including trade secrets, of any former employer or other third party to whom you have an obligation of confidentiality. Rather, you will be expected to use only that information generally known and used by persons with training and experience comparable to your own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by the Company or developed or obtained by you in the course of your work for the Company.

Also as a condition of employment, you will be required to read, sign, and comply with the Company’s Employee Confidential Information and Inventions Assignment Agreement (“Confidential Information Agreement”), copy of which is enclosed herewith.

Severance

Severance upon Termination or in Connection with Change in Control:

Subject to your obligations below, you will be entitled to the following:

(a)	If the Company closes a Change in Control Transaction (as defined below) prior to December 4, 2014, the vesting of the outstanding stock options held by you shall be accelerated immediately prior to the closing of the transaction such that the number of shares that shall be vested will be (i) the number of shares subject to your outstanding options that would have vested prior to the closing of such transaction had such stock options vested monthly from your start date (the “Monthly Vesting”) plus (ii) 50% of the unvested shares subject to your outstanding options after giving effect to the Monthly Vesting. After December 4, 2014, the vesting of the outstanding options held by you shall be accelerated such that 100% of unvested shares subject to your outstanding options shall be fully vested upon the occurrence of i) the closing of the Change in Control Transaction, and ii) in connection with or within twelve (12) months after a Change in Control Transaction, your employment is either (A) terminated by the Company or a successor entity without Cause (defined below), or (B) terminated by you due to your resignation for Good Reason.

(b)	In addition, you shall receive the Severance Benefits (as defined below) if in connection with or within twelve (12) months after a Change in Control Transaction, your employment is either (i) terminated by the Company or a successor entity without Cause (defined below), or (ii) terminated by you due to your resignation for Good Reason (defined below), and provided such termination constitutes a “separation from service” (as defined under Treasury Regulation Section 1.409A-1(h)).

(c)	If, other than in connection with a Change in Control Transaction, you die or suffer permanent disability or if your employment is either (i) terminated by the Company or a successor entity without Cause or (ii) terminated by you due to your resignation for Good Reason, and provided such termination constitutes a “separation from service,” you shall receive (1) the Severance Benefits and (2) the vesting of the outstanding options held by you shall be accelerated such that 100% of unvested shares subject to your outstanding options shall be fully vested.

(d)	Definitions:

(i)	“Change in Control Transaction” shall have occurred if the Company consummates a change in control merger or acquisition transaction (not including any initial public offering of the Company’s securities) as described in Article 4, Section B(2)(c) subsections (ii) and (iii) of the Company’s Amended and Restated Certificate of Incorporation filed with the Delaware Secretary of State on February 15, 2013.

(ii)	“Severance Benefits” shall mean (i) payment of twelve (12) months of your base salary, less all applicable withholdings and deductions, paid over such 12-month period immediately following Separation from Service, on the schedule described below (the “Salary Continuation”), and (ii) a lump sum payment equal to your annual target bonus prorated for the number of days of the then current bonus period worked prior to your “separation from service.”

(iii)	The benefits set forth in (a)-(c) above are conditional upon (a) your continuing to comply with your obligations under your Confidential Information Agreement during the period of time in which you are receiving such benefits; and (b) your delivering to the Company and effective, general release of claims in favor of the Company in a form acceptable to the Company within 60 days following your Separation from Service. The Salary Continuation will be paid in equal installments on the Company’s regular payroll schedule and will be subject to applicable tax withholdings over the period outlined above following the date of your “separation from service”; provided, however, that no payments will be made prior to the 60th day following your “separation from service.”

(iv)

For the purposes of this Offer Letter, “Cause” shall mean any of the following conduct by you: (i) embezzlement, misappropriation of corporate funds, or other material acts of dishonesty; (ii) commission or conviction of any felony, or of any misdemeanor involving moral turpitude, or entry into a plea of guilty or nolo contendere to any felony or misdemeanor; (iii) engagement in an activity that you know or should know could materially harm the business or reputation of the Company; (iv) material failure to adhere to the Company’s corporate codes, policies or procedures as in effect from time to time; (v) material violation of any statutory, contractual, or common law duty or obligation to the Company, including, without limitation, the duty of loyalty; (vi) material breach of the Confidentiality Agreement; (vii) repeated failure, in the reasonable judgment of the Board describing the failure(s) in reasonable detail and your failure to cure such failure(s) within thirty (30) days of receiving such written notice.

For the purpose of this Offer Letter, “Good Reason” shall mean any of the following which occurs without your written consent: (i) a relocation of the office where you are required to work to a location of more than thirty-five (35) miles from the office where you previously were required to work; (ii) a material decrease in your base salary (except for salary decreases generally applicable to the Company’s other executive employees); or (iii)a material reduction in the scope of your duties and responsibilities, provided, however, that to resign for Good Reason, you must (1) provide written notice to the Company’s chief Executive Officer within 30 days after the first occurrence of the event giving rise to Good reason setting forth the basis for your resignation, (2) allow the Company at least thirty (30) days from receipt of such written notice to cure such event, and (3) if such event is not reasonably cured within such period, your resignation from all positions you then hold with the Company is effective not later than ninety (90) days after the expiration of the cure period.

Employment Relationship. Your employment relationship is at-will. Accordingly, you may terminate your employment with the Company at any time and for any reason whatsoever simply by notifying the Company. Likewise, the Company may terminate your employment at any time, with or without cause or advance notice.

For purposes of federal immigration law, you will be required to provide to the Company documentary evidence of your identity and eligibility for employment in the United States.

This letter, together with your Confidential Information Agreement, forms the complete and exclusive statement of your agreement with the Company concerning the subject matter hereof. The terms in this letter supersede any other representations or agreements made to you by any party, whether oral or written. The terms of this agreement cannot be changed (except with respect to those changes expressly reserved to the Company’s discretion in this letter) without a written agreement signed by you and a duly authorized officer of the Company. This agreement is to be governed by the laws of the state of California without reference to conflicts of law principles. In case any provision contained in this agreement shall, for any reason, be held invalid or unenforceable in any respect, such invalidity or unenforceability shall not affect the other provisions of this agreement, and such provision will be construed and enforced so as to render it valid and enforceable consistent with the general intent of the parties insofar as possible under applicable law. With respect to the enforcement of this agreement, no waiver of any right hereunder shall be effective unless it is in writing. For purposes of construction of this agreement, any ambiguity shall not be construed against either party as the drafter. This agreement may be executed in more than one counterpart, and signatures transmitted via facsimile shall be deemed equivalent to originals. As required by law, this offer is subject to satisfactory proof of your identity and right to work in the United States.

If you wish to accept employment at the Company under the terms described above, please sign and date this letter, the Confidential Information Agreement and return them to me upon receipt. If you accept our offer, we would like you to begin employment on June 2, 2014 (contingent upon successful completion of background investigation) or on such other start date as may be mutually agreeable to you and the Company.

We look forward to your favorable reply and to a productive and enjoyable work relationship.

Sincerely,

INTERSECT ENT, INC.

/s/ Lisa D. Earnhardt
Lisa D. Earnhardt President and Chief Executive Officer

Exhibit A — Employee Confidential Information and Inventions Assignment Agreement

Exhibit B — Release of Information Authorization

Understood and Accepted:

/s/ Jeryl Lynn Hilleman	5-21-14
Ms. Jeryl Lynn Hilleman	Date